Exhibit 99.1

Ryde Group Ltd Executes Strategic Shift to Digital Asset Treasury to Maximize Capital Efficiency and Resilience

SINGAPORE – March 18, 2026 – Ryde Group Ltd (NYSE American: RYDE) (“Ryde” or the “Company”), a leading data-driven technology company and Singapore’s first homegrown carpooling app, today announced its adoption of a Digital Asset Treasury (DAT) Strategy. This framework reflects the Company’s intention to evaluate digital assets as part of its broader treasury management approach and long-term balance sheet planning.

In response to the evolving macroeconomic environment, Ryde is reviewing ways to diversify and modernize its corporate treasury while supporting long-term balance sheet resilience. Under the DAT framework, the Company may allocate a portion of its corporate reserves into digital assets, including Bitcoin (BTC), Ethereum (ETH), and Solana (SOL), with allocation size and timing subject to market conditions and the Company’s internal governance procedures and approval processes.

This initiative intended to provide Ryde with additional flexibility in how it manages its treasury reserves, while maintaining a focus on prudent capital management and risk oversight.

“The adoption of our Digital Asset Treasury Strategy reflects Ryde’s ongoing efforts to value new approaches to treasury management in a changing economic and technology environment,” said Terence Zou, Founder, Chairman and CEO of Ryde. “We believe it is important to assess how digital assets may complement our existing treasury approach, while ensuring appropriate governance, oversight, and risk management.”

Governance Architecture

Ryde has established a governance framework for digital asset treasury activities. This framework is designed to help ensure that any capital allocation, execution, and risk management activities are subject to appropriate review and control processes. The governance structure includes two specialized oversight bodies:

●	Digital Asset Investment Committee (DAIC): Responsible for reviewing strategic asset allocation, portfolio construction, and capital deployment proposals.

●	Digital Asset Compliance and Risk Committee (DACRC): Responsible for overseeing operational controls, regulatory compliance, counterparty review, and ongoing portfolio risk monitoring.

This structure is intended to separate investment decision-making risk and compliance oversight and support accountability in treasury operations.

Custody Arrangement

If Ryde proceeds with digital assets allocations under the DAT framework, the Company intends to engage qualified digital asset custodians. Any such assets are expected to be held in segregated, custody accounts maintained by custodians, subject to applicable security and control standards.

Over time, the Company believes the DAT Strategy may provide additional flexibility in treasury operations. Any implementation will be carried out cautiously and in line with the Company’s governance framework, risk considerations, and business priorities.

The Company’s adoption of the DAT Strategy is intended to complement Ryde’s core operating focus in mobility and logistics.

About Ryde Group Ltd

Ryde is a super mobility app founded in Singapore and recognised as the world’s FIRST on-demand carpooling app since 2014. As a publicly listed company on the NYSE American, Ryde is reimagining the way people and goods move around by offering a full suite of services, including carpooling, private hire, taxi, and delivery. What distinguishes Ryde is its commitment to empowering private-hire and taxi partners by taking 0% commission, ensuring that drivers retain more of their hard-earned earnings. For more information, please visit https://rydesharing.com/.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Contacts

For Media Relations:

Media Team

Ryde Group Ltd

Email: media@rydesharing.com

For Investor Relations:

Investor Relations Team

Ryde Group Ltd

Email: investor@rydesharing.com